UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 10, 2014

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Dear Sirs,

In compliance with the provisions of section 62 of the Argentine Stock Exchange Rules (Reglamento de la Bolsa de Comercio de Buenos Aires) and of President’s Resolution No. 2/12, I hereby inform you that this Company’s Board of Directors’ Meeting held on March 7, 2014, approved the following documents: Annual Report, Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Stockholders´ Equity, Statement of Cash Flows, Notes to the Financial Statements, all of them Basic and Consolidated, Informative Review and information required under section 68 of the Rules above, for the fiscal year ended December 31, 2013.

Income for the fiscal year ended December 31, 2013 totals AR$771.7 million, compared to AR$1,016.4 million loss recorded in the fiscal year ended December 31, 2012.

Income for the 2013 fiscal year includes revenue from partial recognition of higher costs provided for in the Memorandum of Agreement executed by the Company and the Argentine Government in November 2005. Said recognition is retroactively applied to the periods from May 2007 to September 2013, granted under Energy Secretary (ES) Resolution 250/13 and ES Note 6852/13.

Revenue from said recognition amounted to AR$2,933.1 million and AR$197.5 million as net interest, thus, in the absence of such extraordinary recognition, the Company’s loss for the fiscal year would have totaled AR$2,358.9 million, clearly evidencing the need to restore the economic-financial equation of the licensed utility.

Notwithstanding all above, the Company has performed investment for AR$1,092.3 million essentially intended to improve the service quality levels and to satisfy the ever increasing demand.

Figures below are denominated in thousands of Pesos as are posted in the Consolidated Financial Statements:

Fiscal year ended
December 31, 2013

Consolidated income for the year

Attributable to parent company’s owners	Income	771,739
Attributable to minority interests	Income	1,020
	Income	772,759

Other consolidated comprehensive income/(loss) for the period

Attributable to parent company’s owners	Loss	(13,618)
Attributable to minority interests		0
	Loss	(13,618)

Consolidated comprehensive total income for the period

Attributable to parent company’s owners	Income	758,121
Attributable to minority interests	Income	1,020
	Income	759,141

Breakdown of Consolidated Net Shareholders’ Equity
Capital Stock –Nominal Value (1)	906,455
Capital Stock –Capital Adjustment (2)	408,063
Share premium	3,452
Statutory Reserve	0
Other Comprehensive Income/(loss)	(28,277)
Retained Earnings	(113,391)
Total attributable to Company’s owners	1,176,302
Minority interests	0
Total Shareholders’ Equity	1,176,302

(1)     Includes 9,412 applicable to treasury stock.

(2)     Includes 10,347 applicable to treasury stock.

In addition, and as required by paragraphs o), p) and q) of section 62, we inform as follow:

Class of shares	Number of shares	% on Capital Stock

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

Class A shares are held by Electricidad Argentina S.A. (EASA) with domicile at Ortiz de Ocampo 3302, Building 4, City of Buenos Aires. Class B shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and on the Buenos Aires Stock Exchange. As of December 31, 2013, the Company has 9,412,500 treasury shares.

Banco de la Nación Argentina holds 1,952,604 outstanding Class C shares as trustee under the Company’s Stock Ownership Plan. In turn, IEASA S.A. with domicile at Ortiz de Ocampo 3302, Building 4, City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company has no debt securities convertible into shares, nor any call option on the Company’s stock.

Furthermore, the Board of Directors proposes that income for the year be applied to the Retained Earnings account as follows:

In thousands of Pesos
Opening Retained Earnings	(885,130)
Income for the year	771,739
Closing Retained Earnings	(113,391)

Considering that unappropriated retained earning as of December 31, 2013 amount to a loss of thousand of AR$113,391, the Board of Directors submits no proposal as to their distribution.

Best regards,

RICARDO TORRES

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 21, 2014